February 15, 2022

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	YS RE RAF I LLC Offering Statement on Form 1-A

Filed February 15, 2022
File No. 024-11755

To Whom It May Concern:

Pursuant to Rule 252(e) of the Securities Act of 1933, as amended, YS RE RAF I LLC hereby requests acceleration of the qualification date of the above-referenced YS RE RAF I LLC Offering Circular on Form 1-A to 5:00 p.m., Eastern Time, on February 24, 2022, or as soon thereafter as is practicable.

If you have any questions regarding the matters discussed above, please do not hesitate to contact our counsel Brian S. Korn, Esq., of Manatt, Phelps & Phillips, LLP at (212) 790-4510.

Sincerely,

YS RE RAF I LLC

By: Yieldstreet Management, LLC, its manager

By:	/s/ Ivor Wolk
Name: Ivor Wolk
Title: General Counsel

cc:	Milind Mehere, Chief Executive Officer of Yieldstreet Management, LLC
Brian S. Korn, Esq., Manatt, Phelps & Phillips, LLP